INLIF Limited

January 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Morgan Youngwood
Steven Krikorian
Marion Graham
Jeff Kauten

Re:	INLIF Limited Draft Registration Statement on Form F-1 Submitted November 6, 2023 CIK No. 0001991592

Dear Mr. Youngwood and Mr. Krikorian :

INLIF Limited (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 4, 2023, regarding its Draft Registration Statement on Form F-1 submitted on November 6, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted to accompany this response letter.

Draft Registration Statement on Form F-1, submitted November 6, 2023

Prospectus Summary

Summary of Risk Factors, page 5

1. Please disclose the risk that the Chinese government may intervene or influence your operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 3, 18, 19 and 20 of the Amended Draft Registration Statement accordingly.

Risk Factors

Risks Relating to Doing Business in the PRC, page 17

2. We note that one or more of your officers or directors are located in China and Hong Kong. Please revise to include risk factor disclosure as to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Response: In response to the Staff’s comment, we have revised our disclosure on page 27 of the Amended Draft Registration Statement accordingly.

The PRC government has significant authority to exert influence..., page 19

3. Please disclose the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comment, we have revised our disclosure on pages 3, 18, 19 and 20 of the Amended Draft Registration Statement accordingly.

Risks Relating to Our Business and Industry, page 25

4. Please add a risk factor regarding your customer concentration and reliance on certain customers including any uncertainties regarding your relationship with them. In this regard, we note your disclosure on page 81 that three of your customers accounted for greater than 10% of total revenues for the six months ended June 30, 2023. Please clarify the percentage of revenue from each of the identified customers and disclose the terms of any material agreements with these customers, including the term of the agreements and any termination provisions.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 36 and 85 of the Amended Draft Registration Statement accordingly.

Risks Relating to this Offering and the Trading Market, page 33

5. Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers, directors, and principal stockholders.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover and on page 36 of the Amended Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

6. Please disclose whether you utilize any key metrics or financial measures to evaluate your business, measure your performance, identify trends affecting your business, establish budgets, measure the effectiveness of investments in your technology and development and sales and marketing, and assess your operational efficiencies. Refer to Item 5 Operating and Finance Review and Prospects to Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure on page 55 of the Amended Draft Registration Statement accordingly.

Liquidity and Capital Resources, page 61

7. Please revise to separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure on page 65 of the Amended Draft Registration Statement accordingly.

Management, page 101

8. Please file the consents of Ms. Zhang and Messrs. Zeng and Zhou as exhibits to your registration statement. Refer to Securities Act Rule 438.

Response: In response to the Staff’s comment, we have filed the consents of Ms. Zhang and Messrs. Zeng and Zhou as exhibits to the Amended Draft Registration Statement.

Underwriting

Lock-Up Agreements, page 140

9. Please describe the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 144 and 145 of the Amended Draft Registration Statement accordingly.

Consolidated Balance Sheets, page F-26

10. When the caption “Commitments and Contingencies” is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-) since the dash might be interpreted to mean that there are neither commitments nor contingent liabilities.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-2 and F-26 of the Amended Draft Registration Statement accordingly.

11. We note from your consolidated balance sheets that there are Ordinary shares ($0.01 par value, 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022). We also note from your disclosures on page 39 and elsewhere in the filing that there are 300,000 of your Ordinary Shares that are issued and outstanding as of the date of this prospectus. Explain how you considered the guidance in SAB Topic 4C.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 50, 66, 67, F-2, F-3, F-4, F-5, F-26, F-27, F-28 and F-29 of the Amended Draft Registration Statement accordingly.

Consolidated Statements of Cash Flows, page F-29

12. We note that you present “Amount financed from related parties” as net cash (used in) financing activities. Please revise your disclosures to separately present the related party amounts lent to the operating entity and the related party amounts collected from the operating entity. In this respect, we note that you separately disclose these amounts in your related party footnote beginning on page F-47. We refer you to ASC 230-10-45-7.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 66, 67, F-5, and F-29 of the Amended Draft Registration Statement accordingly.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-34

13. We note that for the years ended December 31, 2022 and 2021, there was no revenue recognized on a net basis where the Company is acting as an agent. Please provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.

Response: In response to the Staff’s comment, we have revised our disclosures on pages F-10 and F-34 of the Amended Draft Registration Statement accordingly.

14. Please explain how you account for the one-year warranty services against defects in materials and workmanship for your customers. In addition, please describe how you are determining and allocating the transaction price to each performance obligations. Refer to ASC 606-10-50-20.

Response:

i) How we account for the one-year warranty services against defects in materials and workmanship for your customers:

We respectfully advise the Staff that based on the amount and proportion of one-year warranty service costs incurred in the past few years, we estimate one-year warranty service cost by multiplying the cost of the sold manipulator arms by 0.35%.

ii) How we are determining and allocating the transaction price to each performance obligations:

In terms of determining and allocating the transaction price to each performance obligation, for domestic customers, we have three performance obligations in the contract, which include product delivery, installation service, and warranty service for customers. The transaction price of product delivery represents the price of manipulator arms that are delivered to customers, and usually there are no separate delivery charges applied to our domestic customers. The transaction price of the installation service is determined by multiplying the hours worked by the installation worker by the hourly labor cost. The transaction price of the one-year warranty service cost is calculated by multiplying the cost of the sold manipulator arms by 0.35%.

For overseas customers, our contract includes a single performance obligation, delivering products to the designated shipping point, for which there is no need to allocate the contract price.

Note 10. Short-term bank loans, page F-42

15. You disclose that the short-term bank loan with Industrial and Commercial Bank of China matures on October 17, 2023. Please revise your disclosures to clarify whether the short-term bank loan is past due as of the date of this prospectus.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-19 and F-43 of the Amended Draft Registration Statement accordingly.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that up to the date of this reply, there have been no written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. We undertake to provide the Staff with copies of any future written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Rongjun Xu
Rongjun Xu
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC